

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

Daniel Cerqueira
Partner, Cravath, Swaine & Moore LLP
Walt Disney Co
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

      Re: Walt Disney Co
          Definitive Additional Soliciting Materials
          Filed March 21, 2024
          File No. 001-38842

Dear Daniel Cerqueira:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Definitive Additional Soliciting Materials

Press Release

1.   We note your disclosure that "...ISS **agrees** that Perlmutter's involvement is 'an unfortunate distraction' and that he 'may cast a baleful shadow over the Board' if Peltz is elected." (emphasis added) We note that ISS **does not state** that it agrees with the views described therein which ascribe the phrase "may cast a baleful shadow over the Board" to "the company and others." Please revise your disclosure to clarify ISS's views as expressed in ISS's report.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions